PROTEONOMIX, INC.

187 Mill Lane

Mountainside, New Jersey 07092

Phone: (973)544-6116

Fax: (973)833-0277

Email: mcohen@proteonomix.com

April 14, 2010

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention: Laura Crotty, Division of Corporation Finance

Re:

Proteonomix, Inc.

Registration Statement on Form 10

Filed March 30, 2010

File No. 000-53750

This letter is written in response to your comment letter dated April 12, 2010 and contains the comments and responses to each comment. We understand that you may have additional comments after reviewing our amendment and responses to your comments. The submission of the amendment on EDGAR contains a correspondence file containing this letter.

Form 10-12G/A filed March 30, 2010

Item 1. Business, page 3

1.

We note your disclosure on page F-3.0 under the "Subsequent Events" note that on March 1, 2010 you entered into a "multi-center cosmeceutical study agreement with Kishore Ahuja, M.D. to be a clinical investigator to document the clinical benefits of the Proteoderm products on aging and aged skin..." Please include a discussion of this agreement in the Business section of the filing.

Disclosure in the Business Section of the present filing reads as follows:

We have entered into a multi-center cosmeceutical study agreement with Kishore Ahuja,  M.D. to be a clinical investigator and to document the clinical benefits of our Proteoderm products on  aging and aged skin. Under this agreement, Dr. Ahuja shall fulfill the duties set forth in the  proposal prepared by Smeena Khan, M. D. at sites in Woodbridge, New Jersey, Paramus, New Jersey and The Bronx, New York. We will provide a sufficient number of cosmeceutical kits as  well as technical support as requested by Dr. Ahuja from time to time. We will also retain the services of a statistician to compile the data from Dr. Ahuja’s study and prepare a written report, unless Dr. Ahuja should choose to be responsible to compile the data and prepare the report.

Dr. Ahuja shall receive 15,000 options to purchase shares of our common stock.  The options will vest as follows: 5,000 options upon signing this Agreement; 5,000 options upon the entry of a minimum of 150 patients who have signed the consent form to participate in his study and 5,000 options upon delivery of the report at the conclusion of his study involving a minimum of 150 patients among the three sites. The options shall be exercisable to purchase shares of our common stock with an expiration date of five years from the date of issuance at $3.50 per share. In addition, Dr. Ahuja will receive $5,000 per center once all patients in a specific center as set forth in paragraph 3 above are enrolled and $15,000 at the completion of the study involving the three centers.

2.

On page F-29 you state that you formed StromaCel, Inc. on February 18, 2010; however, your disclosure on pages 3 and 17 states that you acquired its authorized shares for the `cost of formation." Please revise your disclosure in all places appropriate to clarify whether you formed the entity or whether you acquired its shares, and, if acquired, to indicate how much consideration was paid, i, e., disclose the cost of formation.

The present filing reads as follows on pages 3 and 17:

In an effort to place different technologies and therapies in different subsidiaries, Stromacel, Inc. ("StromaCel") was registered as a Florida corporation on December 24, 2009 by our President and CEO, Michael Cohen for $168. In February, 2010 we acquired all of StromaCel’s authorized shares at cost for $168; and StromaCel became a subsidiary of the Company.

3.

 We note the following statement on pages 8 and 14 of the filing: "We anticipate, based on our conversations with management of the Chinese purchasers that the SFDA will approve our cosmeceutical in first quarter, 2010." Because the first quarter of 2010 is now over, please revise your disclosure to indicate whether or not the SFDA has approved your cosmeceutical and, if not, when you anticipate receiving such approval.

Disclosure has been modified in the present filing to indicate that we anticipated receiving approval of the SFDA for our cosmeceutical in the fourth quarter of 2010.

4.

Throughout the filing your disclosure contains conflicting information as to when you anticipate beginning sales of your cosmeceuticals.

• Pages 8 and 17 state that you anticipate sales to begin in the first quarter of 2010;

• Page 12 states that `marketing" will commence in the third quarter of 2010; and

• Pages 15 and 18 state that you anticipate sales to begin in the third quarter of 2010.

Please reconcile these statements throughout the filing.

We have taken a conservative approach and have now disclosed consistently that we anticipate sales and marketing of our cosmeceutical to begin in the fourth quarter of 2010.

Item 5. Directors and Executive Officers, page 23

5.

We note your response to our prior comment 5. It appears that you have not revised your disclosure to describe Dr. Ashoke Agarwal's employment from 2005 through the date of employment by the company. Please revise your disclosure to include this information pursuant to Item 401(e)(1) of Regulation S-K.

Present disclosure reads:

Dr. Agarwal is a cardiologist and is in private practice in the fields of Internal Medicine and Cardiology from 1983 – present.   Affiliated with four hospitals in New Jersey, his primary practice is at St. Joseph’s Hospital, Patterson, New Jersey.

Note 7-Licensing Agreement, page F-18

6.

We note your disclosure on page F-19 that you must pay $190,000 by July 30, 2010 under the terms of your agreement with Johns Hopkins University. Please revise your disclosure to disclose whether you anticipate being able to meet this obligation when it comes due and whether you currently have the means available to make this repayment in full.

Per our discussion, we have added to the MD&A, page 19

The Company cannot currently meet the John Hopkins $190,000 obligation, but the Company anticipates being able to meet this obligation when it comes due July 30, 2010.

Note 9-Stockholders

7.

On page F-23 you disclose that in the fiscal year ended December 31, 2009, you issued "1,137,990 shares of common stock for an obligation of shares to be issued valued at $5,082,780 and 765,800 shares for various services valued at $1,689,240, the fair value at the time the services were performed." Please revise your disclosure to provide more detail about these payments, including a discussion of the obligation and services paid for, the date of services performed and the securities law exemptions from registration upon which you relied.

Present disclosure reads:

In the year ended December 31, 2009, the Company issued 1,137,990 shares of common stock to consultants due for obligations arising from various marketing services and professional fees for services rendered from November 30, 2007 to November 18, 2008, for fair value at the time services were performed, valued at $5,082,780. The Board had authorized the shares to consultants at the time services were performed but the obligation was not satisfied until the share issuance in 2009.

During 2009, the Company authorized and issued 615,800 shares for various services including professional fees and marketing valued at $1,464,390 for the fair value at the time the services were performed. In addition, the Company issued 100,000 shares of common stock on November 18, 2009 in conversion of loans from the Company’s President for $150,000 and conversion of advances from our past Secretary of $75,000 in exchange for 50,000 shares of common stock.  The shares were issued at fair value at the time of conversion.

The shares issued are exempt from registration under Sec. 4(2) of the Securities Act of 1933.

We would appreciate a rapid turn-around for this amendment.

Very truly yours,

Proteonomix, Inc.

        Michael Cohen

        President